
February 10, 2012

Via E-mail
Mr. Yongfei Jiang
Chief Financial Officer
Sutor Technology Group LTD
No 8, Huaye Road
Dongbang Industrial Park
Changshu, PRC 215534

>   **Re: Sutor Technology Group LTD**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed October 13, 2011**
>   **File No. 1-33959**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Business

Regulation

Foreign Currency Exchange, page 9

1.   We note your disclosures regarding currency restrictions associated with your operations in China. It appears the majority of your assets and operations reside in China. In future

filings, please provide "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Properties, page 22

2.   We note in certain cases, your disclosed capacity utilization rates associated with your manufacturing facilities appear to be well below normal capacity. For instance we note your PPGI and weld steel pipe production line capacity rates were 33.4% and 10.4% respectively for fiscal year 2011. Please tell us how you are accounting for your manufacturing costs for these products given your excess capacity. Please refer to ASC 330-10-30.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 27

3.   We note your disclosure which indicates you are engaged in the steel trading business. If material, please expand your disclosures in future filings to provide separate discussion and analysis of this component of your business. In addition, please present your revenues and cost of revenues associated with trading activities, separately on the face of your Consolidated Statements of Operations for each period presented. Please refer to Rule 5-03 of Regulation S-X.

Controls and Procedures, page 33

4.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Please describe the extent of the audit committee's U.S. GAAP knowledge and internal control over financial reporting.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

5.   We note the amounts you present as changes in assets and liabilities in your cash flows from operations section, particularly the amounts for "Inventory," "Advances to Suppliers" and "Advances to Suppliers – Related Parties." Please reconcile these cash flow statement amounts to the change in balances indicated from your Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

General

6.   We note that you have various assets such as accounts receivable and advances to suppliers, including significant amounts due from affiliates and related parties. It appears you should provide disclosures regarding concentrations of credit risk. Please refer to

ASC 825-10-50-20 for guidance and provide such disclosures if necessary in future filings.

Note 8 – Income Taxes, page F-16

7.   Please explain the nature of the reconciling item that refers to the tax effect of "Sewer Losses." It is unclear if these losses relate to a separate line of business or a particular transaction. To the extent these losses relate to separate line of business, please explain why you have not discussed this business in your document.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief